10411 Motor City Drive, Suite 650
Bethesda, MD 20817
T: 301.767.2810
F: 301.767.2811
www.technestholdings.com

VIA EDGAR AND FACSIMILE

December 7, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington D.C. 20549
Attention: Tom Jones

Re:	Technest Holdings, Inc.
Revised Preliminary Information Statement
filed November 30, 2007
File No. 0-27023

Ladies and Gentlemen:

As discussed with Mr. Tom Jones on December 5, 2007 and as requested in Mr. Jones’ letter of November 14, 2007, (the “Comment Letter”) regarding the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”), we are submitting the following, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”).

In accordance with the Comment Letter, the Company is hereby acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________________

Thank you for assistance with this filing.  Please contact me at (540) 207-3057 if you have any questions.

                Regards,

                /s/ Suzette R. O’Connor

                Suzette R. O’Connor
                General Counsel
                Technest Holdings, Inc.

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.